'OMOTSUNE & KIMURA

SANNO GRAND BUILDING
., NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

October 8, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SKY Perfect Communications Inc. - 12g3-2(b) Exemption **(FILE NO. 82-5113)**

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Total Registrations and DTH Subscribers as of the end of June 2004;
2. Correction to "Total Registrations and DTH Subscribers as of the end of May 2004";
3. Financial / Business Results (Consolidated) for the First Quarter of the Year Ending March 2005;
4. Summary of Business Results of 1Q/FY2004 (Supplement);
5. Financial Summary of 1Q/FY2004 and our Business Strategy;
6. SKY Perfect announced the establishment of SKY Perfect WellThink, Co. Ltd. new planning company will operate content development and investment business;
7. Launch of HDTV Broadcasting by Star Channel via SKY PerfecTV!110;
8. Total Registrations and DTH Subscribers as of the end of July 2004;
9. Concessions for the Flood Victims of Niigata and Fukui Prefectures;
10. "OPCAS" Service Provision Using UCOM Optical Fiber Networks Gets Underway;
11. Total Registrations and DTH Subscribers as of the end of August 2004; and

dlw 10/18

12. First Ever Fee-Based Distribution of an Original Drama Series to Cell Phones! -Starting from October on au's EZ Channel-.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,

Yasuyuki Kuroda

Yasuyuki Kuroda

Enclosure

FILE No.
82—5113

To whom it may concern: July 2, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of June 2004

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of June 2004.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	39, 303	34, 497
Churn	28, 635	27, 200
Churn Rate*3	9. 4%	10. 2%
June Net Increase	10, 668	7, 297
Cumulative Total	3, 681, 466	3, 208, 332

SKY PerfecTV! *4	Total Subscribers*1	DTH Subscribers*2
New Subscribers	34, 333	30, 958
Churn	27, 439	26, 191
Churn Rate*3	9. 3%	10. 2%
June Net Increase	6, 894	4, 767
Cumulative Total	3, 544, 772	3, 084, 922

SKY PerfecTV! 110	Total Subscribers*1	DTH Subscribers*2
New Subscribers	4, 970	3, 539
Churn	1, 196	1, 009
Churn Rate*3	10. 8%	10. 0%
June Net Increase	3, 774	2, 530
Cumulative Total	136, 694	123, 410

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 The number of subscribers of "SKY PerfecTV!" through SKY PerfecTV! compatible optical fiber TV, "OPCAS" is included.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

July 2, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Correction to "Total Registrations and DTH Subscribers as of the end of May 2004"

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announces the following correction, as some subscribers that were not counted in the total registrations with "SKY PerfecTV! 110" as of the end of May 2004 announced on June 2. The data in the hatched parts of the tables below marked with "*" symbols reflect the correction in question. Please note that this correction entails no alteration to the numbers of DTH subscribers to "SKY PerfecTV! 110" or to total registrations with "SKY PerfecTV!."

TOTAL	Total Subscribers	DTH Subscribers
*New Subscribers	38, 787	32, 734
Churn	26, 771	25, 761
Churn Rate	8. 8%	9. 7%
*May Net Increase	12, 016	6, 973
*Cumulative Total	3, 670, 798	3, 201, 035

SKY PerfecTV!	Total Subscribers	DTH Subscribers
New Subscribers	31, 884	29, 169
Churn	25, 410	24, 511
Churn Rate	8. 6%	9. 6%
May Net Increase	6, 474	4, 658
Cumulative Total	3, 537, 878	3, 080, 155

SKY PerfecTV! 110	Total Subscribers	DTH Subscribers
*New Subscribers	6, 903	3, 565
Churn	1, 361	1, 250
Churn Rate	12. 8%	12. 7%
*May Net Increase	5, 542	2, 315
*Cumulative Total	132, 920	120, 880

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

(Summary English Translation)

SKY PerfecTV!

Financial / Business Results (Consolidated) for the First Quarter of the Year Ending March 2005

July 28, 2004

Company Name: SKY Perfect Communications Inc.
Code No. 4795 Tokyo Stock Exchange 1st Section
(URL http://www.skyperfectv.co.jp)

Representative: Hajime Shigemura, President and Representative Director

For any inquiries please call: Norio Sato, General Manager of Finance & Accounting Dept.
TEL: (03)5468-7800

1. Matters Relating to the Preparation, etc. of the Quarterly Business Results

① Difference between Accounting Treatment and Recognition Methods for the Recent Consolidated Fiscal Year: None

② Changes in Application of Consolidation and Equity Method:

Consolidated	(new)	0	Equity Method	(new)	0
	(excluded)	0		(excluded)	0

2. Business Results for the First Quarter of the Year Ending March 2005 (from April 1, 2004 through June 30, 2004)

(1) Progress of Business Results (Consolidated)

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenue		Operating Income		Ordinary Income		Net Income for the Current Quarter (Current Period)	
	(Million yen)	*(%)*	*(Million yen)*	*(%)*	*(Million yen)*	*(%)*	*(Million yen)*	*(%)*
First quarter of the year ending March 2005	18,777	5.3	1,699	-24.6	1,908	-29.1	1,722	-25.4
First quarter of the year ended March 2004	17,839	2.1	2,253	-	2,690	-	2,308	-
(Reference) Year ended March 2004	72,475	-	4,152	-	4,853	-	4,384	-

	Net Income per Share	Net Income per Share (fully diluted)
	(yen)	*(yen)*
First quarter of the year ending March 2005	759.55	758.76
First quarter of the year ended March 2004	1,031.98	1,031.31
(Reference) Year ended March 2004	1,957.23	1,955.30

(Note) Percentages appearing under Operating Revenue, Operating Income, Ordinary Income and Net Income for the Current Quarter represent the ratio of increase/decrease compared to the same quarter of the prior year.

(Million yen)

Classification of Business Services, etc.	Previous Fiscal Year (Consolidated)					First Quarter of the Current Fiscal Year (Consolidated)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	
Customer management business and promotion of digital broadcasting	11,833	11,875	11,723	11,916	47,349	12,158
Business relating to broadcasting of programs	2,211	2,234	2,203	2,279	8,928	2,465
Other platform-related businesses	3,793	3,660	4,451	4,290	16,197	4,153
Total	17,839	17,770	18,378	18,486	72,475	18,777

FILE No.
82-5113

To whom it may concern:

July 28, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results of 1Q/FY2004 (Supplement)

1. Subscriber Addition and Churn

(Thousands of people)

	1Q/FY03	1Q/FY04	Difference	Difference (%)
Total Sub. Net Addition (SKY PerfecTV!110)	47 (9)	35 (13)	△12 (5)	△26. 1% (52. 0%)
Total Sub. at Period End (SKY PerfecTV!110)	3, 473 (51)	3, 681 (137)	209 (86)	6. 0% (168. 5%)
New DTH Subscribers (SKY PerfecTV!110)	111 (10)	105 (12)	△7 (2)	△6. 0% (20. 2%)
Number of DTH Churn (SKY PerfecTV!110)	67 (1)	78 (3)	11 (2)	16. 9% (270. 8%)
DTH Sub. Net Addition (SKY PerfecTV!110)	44 (9)	26 (8)	△18 (0)	△40. 8% (△5. 0%)
DTH Sub. at Period End (SKY PerfecTV!110)	3, 034 (50)	3, 208 (123)	174 (74)	5. 7% (148. 4%)
DTH Churn Rate (%) (SKY PerfecTV!110)	8. 9% (7. 7%)	9. 8% (10. 9%)	0. 9 (3. 2)	— (-)

- New DTH subscribers came to 105 thousand, which was 7 thousand less than the same time last year. The net increase in new DTH subscribers stood at 26 thousand, 18 thousand down on the same time last year, with results reflecting the slowdown in subscriber growth.
- Meanwhile, the DTH churn rate increased by 0.9 points compared to the same time last year to stand at 9.8%. This increase is largely the result of the effect of cancellations after the expiration of SKY PerfecTV! Service subscriptions taken out four years ago through the former Digital Club and the effect of the platform merger in March this year with Plat-One Corp. for SKY PerfecTV!110 business.

2. Business Results

Financial Summary (April 1, 2004 – June 30, 2004)

(Millions of Yen)

Consolidated	1Q/FY03	1Q/FY04	Difference	Difference (%)
Revenues	17,839	18,777	938	5.3%
Operating Profit/Loss	2,253	1,699	△553	△24.6%
Profit/Loss before Income Taxes	2,690	1,908	△781	△29.1%
Net Profit/Loss	2,308	1,722	△586	△25.4%
EBITDA	2,995	2,491	△504	△15.7%
Total Assets	120,254	123,988	3,733	3.1%
Total Shareholder's Equity	91,107	95,713	4,605	5.1%
Net Cash from Operating Activities	4,036	699	△3,336	△82.7%
Net Cash from Investing Activities	3,900	△10,539	△14,440	—
Net Cash from Financing Activities	△180	△1,266	△1,086	—
Net Cash and Cash Equivalents at the End of Period	45,874	34,834	△11,040	△24.1%

Non-Consolidated	1Q/FY03	1Q/FY04	Difference	Difference (%)
Revenues	17,232	18,253	1,021	5.9%
Operating Profit/Loss	2,325	1,821	△504	△21.7%
Profit/Loss before Income Taxes	2,772	2,067	△705	△25.4%
Net Profit/Loss	2,349	1,844	△505	△21.5%
EBITDA	2,943	2,507	△437	△14.8%
Total Assets	113,445	119,081	5,636	5.0%
Total Shareholder's Equity	92,198	96,997	4,798	5.2%

- Revenues saw 5.3% growth over the same time last year on a consolidated basis and 5.9% growth on a non-consolidated basis. This increase was attributable to increased transmission-related revenues with the increase in the number of channels after the merger with Plat-One Corp. in March 2004, increased revenues generated by our own content including the UEFA Champions League, as well as an increase in the number of cumulative DTH subscriptions.

- In terms of profit and loss, we recorded a firm profit based on the fact that cumulative DTH subscriptions had already topped three million, which we consider the break-even point. However, profit before income taxes this quarter fell 29.1% from the same time last year, to 1,908 million yen, with the amortization of our broadcasting rights for the UEFA Champions League and American Major League Baseball, etc., and increased operating expenses that resulted from the advertising expenses associated with the new signing of Aya Matsuura. A valuation loss on investment securities of 213 million yen was also recorded, taking consolidated net profit down 25.4% from the same time last year, to 1,722 million yen.

- With respect to consolidated cash flows, the cash flow from operating activities of 699 million yen was mainly the result of the lower net profit this period and the reduction in accrued liabilities after payment was made for sports content broadcasting rights. Meanwhile, the use of surplus funds in areas other than short-term investments resulted in a cash flow from investing activities of minus 10,539 million yen, with cash flow from financing activities also recording negative figures at minus 1,266 million yen after the payment of 1,133 million yen worth of dividends to commemorate the Company's listing on the First Section of the Tokyo Stock Exchange. As a result, cash and cash equivalents were down 11,040 million yen from the same time last year, to 34,834 million yen.

3. Forecast of Fiscal Year Ending March 2005 (from April 1, 2004 to March 31, 2005)

(Thousands of People, Millions of Yen)

	FY03 Result	FY04 Forecast	Difference	Difference (%)
New DTH Subscribers (thousands)	500	500	—	—
DTH Sub. Net Addition (thousands)	207	207	—	—
DTH Sub. at Period End (thousands)	3, 389	3, 389	—	—
Total Sub. at Period End (thousands)	3, 854	3, 854	—	—
DTH Churn Rate (%)	8. 9%	8. 9%	—	—
Consolidated				
Revenues (Semiannual)	38, 000	38, 000	—	—
(Annual)	77, 000	77, 000	—	—
Profit/Loss before Income Taxes (Semiannual)	2, 400	3, 000	600	25. 0%
(Annual)	5, 000	5, 200	200	4. 0%
Net Profit/Loss (Semiannual)	2, 400	2, 800	400	16. 7%
(Annual)	5, 000	5, 000	—	—
Non-consolidated				
Revenues (Semiannual)	37, 000	37, 000	—	—
(Annual)	75, 000	75, 000	—	—
Profit/Loss before Income Taxes (Semiannual)	2, 600	3, 200	600	23. 1%
(Annual)	5, 500	5, 700	200	3. 6%
Net Profit/Loss (Semiannual)	2, 600	3, 000	400	15. 4%
(Annual)	5, 500	5, 500	—	—

- Despite the fact that the number of new DTH subscribers for the CS 110-Degree Service (SKY PerfecTV!110) has fallen short of forecasts, the number of new DTH subscribers, including those for SKY PerfecTV!, SKY PerfecTV!110 and OPCAS services, are still forecast to reach 500,000 as initially predicted, especially in light of strong receiver sales in the lead-up to the Athens Olympics in August and future improvements in content. Also, with respect to the DTH churn rate, the initial forecast of 8.9% still stands, given the drop off in special circumstances with cancellations due to the expiration of subscriptions made through the former Digital Club from Q2 onwards having reached their peak.

- Given that subscriber forecasts are on track, the initial forecasts for semi-annual and annual consolidated operating profit still apply at 38,000 million yen and 77,000 million yen, respectively.

- Looking at the profit and loss situation, we see that operating expenses have come in under initial forecasts because of the more efficient management of marketing costs and customer management costs, etc. Therefore semi-annual consolidated profit before income taxes is now forecast to be up 600 million yen, to 3,000 million yen, with semi-annual consolidated net profit also expected to be up 400 million yen, to 2,800 million yen. However, with respect to the annual figures, there are still a number of uncertain factors such as the increased cost of aggressive marketing spending on SKY PerfecTV!110 and priority investment in high-definition broadcasting endeavors, OPCAS and new business areas. Therefore, while annual consolidated profit before income taxes is expected to be up by 200 million yen on initial forecasts to 5,200 million yen, annual consolidated net profit is expected to remain in line with initial forecasts of 5,000 million yen.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY PerfecTV!

Financial Summary of 1Q/FY2004 and our Business Strategy

July, 2004

SKY Perfect Communications Inc.

Financial Summary (Consolidated/Non-Consolidated)

SKY PerfecTV!

(April 1, 2003-June 30, 2004)

(Millions of Yen)

	Consolidated	Non-Consolidated	Difference
Revenues	18,777	18,253	524
Operating Expenses	17,077	16,431	646
Operating Profit	1,699	1,821	-122
Profit before Income Taxes	1,908	2,067	-159
Net Profit	1,722	1,844	-122
Total Assets	123,988	119,081	4,907
Total Shareholder's Equity	95,713	96,997	-1,284

SKY Perfect Communications Inc.

Consolidated Subsidiaries

- Data Network Center Corporation
  (51% shareholding.)
  Customer Management
- Multi Channel Entertainment Inc.
  (90% shareholding)
  110 degree CS broadcasting service
- Samurai TV Inc.
  (80.25% shareholding)
  Special TV channel for wrestling and martial arts
- OptiCast Inc.
  (100% shareholding)
  Content distribution service through FTTH

Affiliates for which Equity Method is applied

- Pay Per View Japan Inc
  (20% shareholding)
  PPV Service

Summary of Profit and Loss Statement

SKY PerfecTV!

[Profit and Loss Statement: Consolidated]

(Millions of Yen)

	1Q FY03	1Q FY04	Difference	Rate of Difference	FY03
DTH gross addition (thousand)	111	105	−6	94.6%	471
DTH sub. at FY end (thousand)	3,034	3,208	+174	105.7%	3,182
Revenues (Total)	17,839	18,777	+938	105.3%	72,475
Subscriber−related revenues	11,833	12,158	+325	102.7%	47,349
Transmission−related revenues	2,211	2,465	+254	111.5%	8,928
Other fees and revenues	3,793	4,153	+360	109.5%	16,197
Operating expenses	15,586	17,077	+1,491	109.6%	68,322
Operating profit	2,253	1,699	−554	75.4%	4,152
Profit before income taxes	2,690	1,908	−782	70.9%	4,853
Net profit	2,308	1,722	−586	74.6%	4,384
Retained earnings	−60,993	3,922	+64,915	−	3,334
Total dealing amount of subscription fees	33,952	34,379	+427	101.3%	135,918
EBITDA	2,995	2,491	−504	83.2%	7,484

Subscriber Addition

Trend of Accumulated Number of DTH Subscribers

(unit: thousand)


3,034
3,208
111
10
102
-67
105
11
93
-78
1Q/03
1Q/04
Number of Churn
SKY PerfecTV! 110
SKY PerfecTV!
DTH Sub. at Period End

Trend of DTH Churn Rate

SKY PerfecTV!

	1Q	2Q	3Q	4Q	Annual
FY02	6.7%	8.0%	8.3%	9.1%	8.2%
FY03	8.9%	8.7%	9.1%	9.6%	9.0%
FY03	9.8%				8.9%E



12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
April
May
June
July
August
September
October
November
December
January
February
March
End of Japan Professional Baseball League Season
End of Fiscal Year
*
FY03
FY04
* Effected by special reason in accordance with migration of Plat One's subscribers

ARPU (CS124/128)

Subscription Fees per Subscriber (Yen)


3,797
3,766
3,691
3,649
3,648
243
383
2,781
390
239
380
2,757
390
263
357
2,681
390
271
340
2,648
390
261
334
2,663
390
1Q/03
2Q/03
3Q/03
4Q/03
1Q/04
Basic Fee/unit
PPV Fee/unit
Monthly Fee/unit
Revenues from Own Programs

Subscriber-related Revenues per Subscriber (Yen)


1,477
1,466
1,468
1,466
1,469
243
61
784
390
239
60
777
390
263
56
759
390
271
54
752
390
261
52
766
390
1Q/03
2Q/03
3Q/03
4Q/03
1Q/04
Basic Fee/unit
Commission of PPV Fee/unit
Commission of Monthly Fee/unit
Revenues from Own Programs

Efficient Allocation of Marketing Cost

(Non-consolidated basis)



17.3 billion yen
(Original Plan : 19.5 billion yen)
17.5 billion yen
Difference in income and cost of own contents
Advertising expenses
Promotional expenses etc.
Sales incentives
1Q/FY04 result
3.8 billion yen
FY03
FY04E

* Manage marketing cost in total efficiently, considering the condition of business environment and competitions.

SAC (Subscriber Acquisition Cost) (124/128+110)

SKY PerfecTV!

Total SAC

(Millions of Yen)



3,191
2,738
4
529
400
1,803
966
473
1,751
1Q/FY03
1Q/FY04
Expenses relating free broadcasting
Advertising expenses
Promotional expenses
Sales incentives

* Public relations costs are excluded from advertising expenses.

SAC per Subscriber

(Millions of Yen)



30,654
24,560
4,760
3,598
16,202
9,281
4,551
16,822
1Q/FY03
1Q/FY04
Advertising expenses
Promotional expenses
Sales incentives

Summary of Consolidated Balance Sheet

SKY PerfecTV!

[Balance Sheet : Consolidated]

(Millions of Yen)

	March 31, 2004	June 30, 2004	Difference
Current assets	83,004	78,075	−4,929
Fixed assets	43,532	45,912	+2,380
Total assets	126,536	123,988	−2,548
Current liabilities	25,573	23,722	−1,851
Fixed liabilities	2,496	2,381	−115
Total liabilities	28,069	26,104	−1,965
Minority interests	2,208	2,170	−27
Common stock	50,014	50,016	+6
Capital surpluses	43,923	43,926	+6
Earned surpluses	3,334	3,922	+588
Defference regarding estimate of securities	−1,014	−2,152	−1,138
Total shareholders' equity	96,258	95,713	−545
Total	126,536	123,988	−2,548

Consolidated Cash Flow

SKY PerfecTV!

[Consolidated]

(Millions of Yen)

	1Q/FY03	1Q/FY04	Difference
Net cash from operating activities	+4,036	+699	−3,337
Net cash from investing activities	+3,900	−10,539	−14,439
Net cash from financing activities	−180	−1,266	−1,086
Net increase(decrease) in cash and cash equivalents	+7,772	−11,106	−18,878
Cash and cash equivalents at end of period (A)	45,874	34,834	−11,040
Cash and negotiable securities at end of period (B)	68,386	61,601	−6,785

＊1 Difference between (A) and (B) is due to fixed−term deposits (5 million yen) and negotiable securities (26,761 million yen), which terms are over 3 months.

＊2 Total amount of fund at the end of June 2004 aggregating the securities for the purpose of investment and (B) is 94,739 million yen.

Quarterly Trend of Consolidated Profit before Income Taxes

SKY PerfecTV!



(Millions of Yen)
3,000
2,500
2,000
1,500
1,000
500
0
-500
2,690
1,461
-195
896
1,908
1Q/FY03
2Q/FY03
3Q/FY03
4Q/FY03
1Q/FY04
1Q/FY03 2Q/FY03 3Q/FY03 4Q/FY03 1Q/FY04

<Annual Profit/Loss before Income Taxes>

(Millions of Yen)

FY04
5,000 (Forecast)

FY03
4,853

Revision of FY04 Forecast

SKY PerfecTV!

[Subscribers] → Unchanged

(Thousand)

	FY03 Result	FY04 Forecast
New DTH Subscribers	471	500
DTH Sub. Net Addition	192	207
DTH Sub.at Period End	3,182	3,389
Total Sub.at Period End	3,647	3,854

[Churn Rate] → Unchanged

FY03 Result	FY04 Forecast
9.0%	8.9%

[Business Forecast] → Revised

(Millions of Yen)

	Consolidated			Non-Consolidated		
Semiannual	FY04 Previous Forecast	FY04 Revised Forecast	Difference	FY04 Previous Forecast	FY04 Revised Forecast	Difference
Revenues	38,000	38,000	+0	37,000	37,000	+0
Profit before Income Taxes	2,400	3,000	+600	2,600	3,200	+600
Net profit	2,400	2,800	+400	2,600	3,000	+400
Annual	FY04 Previous Forecast	FY04 Revised Forecast	Difference	FY04 Previous Forecast	FY04 Revised Forecast	Difference
Revenues	77,000	77,000	+0	75,000	75,000	+0
Profit before Income Taxes	5,000	5,200	+200	5,500	5,700	+200
Net profit	5,000	5,000	+0	5,500	5,500	+0

*1 Forecast of the number of subscribers is 500 thousand new DTH subscribers
(SKY PerfecTV! including OptiCast : 350-400 thousand, SKY PerfecTV! 110 : 100-150 thousand).

Measures for SKY PerfecTV! (CS124/128) Business

SKY PerfecTV!

Continue to make an effort to make further growth and profits as our core business (Targeting additional 350-400 thousand subscribers)

■ For achieving further growth (acquisition of new subscribers)

⇒Acquire powerful sport content such as MLB
⇒Acquire not only sport content but other content such as animations, foreign dramas and music programs etc.
⇒" Name Communication" TVCM by Aya Matsuura, very popular TV star in Japan
⇒Facilitate customer service through discount for two or more STB.
⇒Develop new sales channels (other than home appliance stores)
⇒Develop next-generation services and STB in cooperation with manufacturers



Name Communication TVCM

■ For achieving further profitability

⇒Control marketing cost effectively
(Manage marketing cost flexibly considering the condition of competitions etc.)
⇒Improve customer management cost radically (with DNCC)
⇒Make use of over 3 millions subscribers effectively
(Strengthen communications with them and consider the possibility of new business etc.)

Boom of "Hang Ryu" (Korean Dramas)

<Uptrend of Korean Drama channels contracts>

(Rate of increase after July 2003)



106.0%
105.0%
104.0%
103.0%
102.0%
101.0%
100.0%
99.0%
98.0%
97.0%
03. 7
03. 8
03. 9
03. 10
03. 11
03. 12
04. 1
04. 2
04. 3
04. 4
04. 5
04. 6
The number of contracts of Korean Drama Channels
DTH subscriber number of SKY PerfecTV! (124/128)

<Subscription Motive effected by Korean Dramas>



14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
03. 11
03. 12
04. 1
04. 2
04. 3
04. 4
04. 5
Rate of Korean Dramas among Subscription Motive

Investment in Content

Establish a planning and developing company to invest in content

- Invest in content more effectively as part of content aggregator strategy
- Invest in producing good content suitable for multi-use and establish new source of profitability through developing diversified business by making use of the know-how, funds and media power of SKY Perfect and partner companies



SKY PerfecTV! Group
Planning and Developing Subsidiary
・Marketing
・Management of rights
Investment
Investment
Partner Companies
Profits
Capital for Investment
Management
Investment in Content
(Examples)
・Production Committee
・Equity investment in SPC
・Financing
(Video)
(Rights, Related products)
Theater
Terrestrial
SKY PerfecTV!
DVD
Game
Music
Overseas・・・

Next Generation STB of SKY PerfecTV!

SKY PerfecTV!

<Purpose>

- Make existing subscribers more satisfied by proposing new TV life
  →Improvement of ARPU, Prevention of Churn
- Acquire new subscribers by differentiating other services
- Demarcation of SKY PerfecTV! and SKY PerfecTV! 110

<Image of SKY PerfecTV! DVR>


CS Tuner
Terrestrial Analogue Tuner
MPEG2 Encoder
Ethernet
CPU
IC Card
HDD
MPEG2 Decoder
Out-put to TV

Measures for SKY PerfecTV! 110

Develop aggressively at the integration of Platform (Targeting additional 100-150 thousand subscribers)

- Correspond to High Definition Television
  ⇒Plan to start broadcasting Star Channels by High Definition this autumn
- Enrichment of contents
  ⇒Strengthen movie and sports fields and consider broadcasting own content
- Introduce new service line-up
  ⇒Reorganize new service line-up such as new packages and sets in order to easily understand, see and select for subscribers
- New approach to the people who purchase or have common STB for 3 wave-length broadcasting
  ⇒Strengthen the sales channel of manufacturers-related stores again
  ⇒Evoke potential demand (by performing free-viewing campaign etc.)
  ⇒Improve the signal-receiving condition and subscription procedure
  ⇒Improve recognition of CS110 service (by appealing aggressively through various kinds of advertisement and brochures)
  ⇒Conduct direct marketing effectively

Comparison of 124/128 and 110

Service	SKY PerfecTV! (124/128)	SKY PerfecTV! 110
Number of Channels/Video Quality (as of July 1, 2004)	TV 189, Radio 102 SDTV	TV&Data 77 Start HDTV (plan)
Genre of Channel	Specialized (To be watched in private rooms)	General (To be watched in a living room)
Own Content	Broadcasted (Sport etc.)	– (Start in late FY04)
Target Profile of Subscribers	From "Household" to "Person" (watch TV in personal and bed rooms)	Mainly "Household" (watch TV in the living room)
STB	Independent and Exclusive 10,000–20,000 yen	Common with BS digital included in Digital TV set More than 300,000 yen
FY04 Est. Gross Sub. Add	350–400 thousand	100–150 thousand
SAC/ Net ARPU (FY03)	23 months	7 months

SKY PerfecTV! 110

Number of Free-Viewing Service Applications and DTH Subscription



25,000
20,000
15,000
10,000
5,000
0
4/1~
4/8~
4/15~
4/22~
4/29~
5/6~
5/13~
5/20~
5/27~
6/3~
6/10~
6/17~
6/24~
7/1~
7/8~
7/15~
Application of Free-Viewing Service (From April 1, 2004)
DTH Subscription

Business Development of OptiCast

Cover 23 wards of Tokyo and Start service in Osaka (Targeting condominiums in urban area intensively)

■ Make a contract with mainly new buildings

⇒Introduce the service to a condominium as standard by balk-contracting with major developers

⇒Acquisition of condominiums through sales alliance companies

■ Approach to the existing condominiums

⇒Make contracts by cooperation with major property-managing companies

■ Approach to single houses

⇒Consider to start service in FY2005

■ Start service in Osaka area in FY2004

■ Promote subscription of SKY PerfecTV! services in contracted condominiums

⇒Establish know-how of promotion to achieve over 20% subscription rate

■ Progress marketing alliance with CATV operators⇒Establish tie-up scheme by using advantage of SKY PerfecTV's contents

※Marketing status (as of July 2004 including the condominiums scheduled to be completed in FY2005 and FY2006)

・In service	5 buildings	(about 467 households)
・Contracted	89 buildings	(about 11,722 households)
・Expect to contract	about 180 buildings	(about 21,000 households)

→152 buildings/about 15,000 households mentioned above plan to be started service in FY2004

Development of Service Areas
using NTT East's broadcast via telecommunications carriers' facilities

- Plan to start service using USEN's broadcast via telecommunications carriers' facilities in some parts of Tokyo metropolitan area in FY2004
- Plan to expand USEN area and start service in NTT West's area in FY2004



Itabashi
Kita
Adachi
Nerima
Katsushika
Arakawa
Toshima
Sumida
Nakano
Taito
Suginami
Shinjuku
Edogawa
Koto
Shibuya
Chuo
Setagaya
Meguro
Shinagawa
Ohta
6km
Copyright © 2003 ZENRIN CO.,LTD.

- ~March, 2004
- April~June, 2004
- July~September, 2004
- October~December, 2004
- January~March, 2005

(Expansion plan of Service Area)

General Notes to This Material

SKY PerfecTV!

- Financial information in this material is prepared under Japanese GAAP unless mentioned otherwise. Regarding financial information based on US GAAP, please refer to our Annual Report.
- "Sales Incentives" mean sales incentives paid to the manufacturers and retailers of our set-top boxes according to the number of new subscribers and are Commissions to Sales Agents in the "Major Items and Amount out of the Sales and General Expenses" in the note of the financial statements.
- Number of Subscribers

  Number of Individual Subscribers (DTH):

  Subscribers who agreed with Pay-Subscription Agreement and have been actually paying subscription fee.

  Number of Total Registrations:

  The total numbers of provisional subscribers before executing Pay-Subscription Agreement, institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.
- "Total Dealing Amount of Subscription Fees" is used to represent the scale of the subscription fees of our company for convenience and previously called as "Total Billing Amount of Subscription Fees", meaning Subscription Fees (Flat, PPV and Own content) + Registration Fee + Basic Fee + Corporate Subscription Fee, in this presentation material.

  EBITDA was calculated as Operating profit(loss) +Depreciation expenses to Net profit(loss) + loss of minority interests + Corporate tax, Resident tax and Business tax + Interest payment + Depreciation expenses.

- Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

<For any inquiries about this material or investor relations of our company>

SKY Perfect Communications Inc. IR Department (E-mail : ir@skyperfectv.co.jp TEL : +81-3-5468-7800)

To whom it may concern: July 29, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.

SKY Perfect announced the establishment of SKY Perfect WellThink, Co. Ltd. new planning company will operate content development and investment businesses

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President & Representative Director: Hajime Shigemura) founded SKYPerfect WellThink, Co. Ltd. as a planning company that will operate a content development and investment business, today on July 29.

1. Background

The purpose of establishment of planning company that will operate a content development and investment business is to develop the potential to move beyond conventional frameworks and find multiple applications for content. This potential is to be realized through a close involvement in high quality content from the production stage to acquire DVD and other package rights geared to the advent of the broadband age.

2. Profile of SKYPerfect WellThink, Co. Ltd.

(1) Name:	SKYPerfect WellThink, Co. Ltd.
(2) Representative:	Junichi Watanabe, Senior Executive Officer of SKY Perfect Communications Inc.
(3) Location:	2-15-1 Shibuya, Shibuya-ku, Tokyo
(4) Date of Establishment:	July 29, 2004
(5) Main Business:	Content development and investment
(6) Fiscal Year End:	March 31
(7) Number of Employees:	Undecided
(8) Capital Amount:	10 million yen
(9) Total Number of Shares Issued:	200
(10) Capital Structure:	SKY Perfect Communications Inc. (100%)

SKYPerfect WellThink is a planning company and is expected to produce a minor impact on our consolidated results in the current fiscal year. The future outlook will be announced as soon as development for commercial launch or other activities take place.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

FILE No.
82--5113

To whom it may concern:

July 30, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.

Launch of HDTV Broadcasting by Star Channel via SKY PerfecTV!110

We would like to announce that today SKY Perfect Communications Inc. (Head office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) jointly issued the attached press release together with STAR CHANNEL, INC. (Head office: Minato-ku, Tokyo; President and Representative Director: Banjiro Uemura).

We expect that our consolidated business results will only be marginally impacted by this event.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

July 30. 2004

Press Release

STAR CHANNEL, INC.
SKY Perfect Communications Inc.

Launch of HDTV broadcasting by Star Channel via SKY PerfecTV!110

STAR CHANNEL, INC. (Head office: Minato-ku, Tokyo; President and Representative Director: Banjiro Uemura; hereinafter referred to as STAR CHANNEL), a company that operates a dedicated 24-hour movie channel via SKY PerfecTV!110, the CS 110-degree digital broadcasting service, has decided to commence HDTV broadcasting via the CS 110-degree service from September 1, 2004.

STAR CHANNEL operates three channels in total: "Star Channel BS," which is broadcast via BS Digital, and "Star Channel Plus" and "Star Channel Classics," which are broadcast via our CS 110-degree digital broadcasting service. However, now "Star Channel Classics" will switch completely to HDTV broadcasting. The first HDTV broadcast is scheduled to go to air at 7 am on September 1, 2004, with the screening of the James Bond 007 movie, *Die Another Day*.

With the commencement of HDTV broadcasting, "Star Channel Plus" will be renamed "Star Channel Hi-Vision (HV)"and will broadcast HDTV around-the-clock, 24 hours-a-day.

Accordingly, the movie package, "Star Channel BS/CS Cinemax (3 channels)," offered to date will be updated to the "Star Channel BS + HV + Classics" service, which will be a new package that includes access to three channels, "Star Channel BS," "Star Channel Hi-Vision (HV)," and "Star Channel Classics."

Given the further anticipated expansion in the use of three-wave receivers with the full-scale launch of terrestrial digital broadcasting, SKY Perfect Communications Inc. (Head office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; hereinafter referred to as "SKY Perfect") has been promoting the move to HDTV via the SKY PerfecTV!110 service, and has been working to repair program delivery equipment and upgrade facilities for broadcasting subcontractors to ensure that they can make the switch as soon as possible. As television viewing trends move more towards large-screen TVs there will be even greater demand for higher resolution television picture quality in the future, and as such, SKY Perfect will promote improvements in picture quality and resolution through HDTV broadcasting via SKY PerfecTV!110, and plans to differentiate this from our east-longitude 124/128-degree "SKY PerfecTV!" service. The current launch of HDTV by STAR CHANNEL is the first step in this direction.

SKY Perfect, together with other broadcasters that provide content via SKY PerfecTV!110, are moving forward with preparations for the earliest possible launch of HDTV broadcasting. Moving ahead, SKY Perfect will proactively expand measures aimed at boosting new CS 110-degree broadcasting service subscriber numbers by introducing new easy-to-understand and easy-to-choose packages on top of HDTV broadcasting and will endeavor to promote the expansion of multiple pay-channel broadcasting.

STAR CHANNEL Hi-Vision (SKY PerfecTV!110: Ch. 888)
Major program line-up for September 2004 (All to be broadcast in wide-screen)

High-resolution, uncut, no-commercial break versions of some of the latest offerings from major Hollywood studios will be broadcast.



James Bond 007 - Die Another Day



Spider-Man



Panic Room

Title	Programming Details (Time and Date of first showing)	Director/Actors
Die Another Day	Sept. 9 (Thurs) 15:20-17:50	Director: Lee Tamahori Starring: Pierce Brosnan, Halle Berry
The 20th installment in the 007 series. James Bond in international spy action that spans the Korean peninsula, Cuba, and Iceland.		
Spider-Man	Sept. 4 (Sat) 23:00-25:10	Director: Sam Raimi Starring: Tobey Maguire, William Dafoe
The world famous American comic book hero comes to life in this science-fiction/action movie that features the very latest VFX.		
Harry Potter and the Chamber of Secrets	Sept. 1 (Wed) 20:10-23:00	Director: Chris Columbus Starring: Daniel Radcliffe, Rupert Grint
The movie version of the second part of the best-selling Harry Potter series of children's books by J.K. Rowling.		
Panic Room	Sept. 1 (Wed) 8:50-10:50	Director: David Fincher Starring: Jodie Foster, Forest Whitaker
A suspense thriller where a mother and child are trapped in their home which is fitted with a panic room, while they fight off an intruder.		
Black Hawk Down	Sept. 1 (Wed) 17:30-20:10	Director: Ridley Scott Starring: Josh Hartnett, Ewan McGregor
A military action story recalling a failed US military mission in civil-war-torn Somalia which ends in fierce urban warfare.		
Men In Black II	Sept. 2 (Thurs) 23:00-24:40	Director: Barry Sonnenfeld Starring: Tommy Lee Jones, Will Smith
The sequel to Men In Black. A SF action comedy about two agents of the secret MIB organization that deals with aliens.		
Legally Blonde	Sept. 5 (Sun) 11:30-13:30	Director: Robert Luketic Starring: Reese Witherspoon, Luke Wilson
The comedy about a blonde sorority queen that goes to law school to win back the affections of her boyfriend who has political aspirations.		
Ghost Ship	Sept. 2 (Thurs) 21:10-23:00	Director: Steve Beck Starring: Julianna Margulies, Gabriel Byrne
An adventure horror story telling a tale of terror on a long-lost passenger ship that a crew is sent to salvage.		
The Time Machine	Sept. 6 (Mon) 13:00-15:00	Director: Simon Wells Starring: Guy Pierce, Jeremy Irons
A science-fiction/action adventure about a man that invents a time machine to go back in time to rescue his murdered lover. A remake of the famous novel by H.G. Wells.		
The One	Sept. 9 (Thurs) 13:40-15:20	Director: James Wong Starring: Jet Li, Carla Gugino
A science-fiction/action story about a man who fights alternate universe versions of himself in a quest to become "The One."		
Cradle 2 The Grave	Sept. 6 (Mon) 21:00-23:00	Director: Andrezej Bartkowiak Starring: Jet Li, DMX
A criminal action thriller about a Taiwanese man's run-ins with criminals and organized crime in the search for lost jewels.		

【For press inquiries】

STAR CHANNEL, INC. General Manager PR & GR Dept TEL:03-5563-6731

SKY Perfection Communications Inc. Public Relations Dept. TEL:03-5468-9400

【For inquiries relating to program details/viewing】

STAR CHANNEL, INC. Marketing Dept. Sales Div. TEL:03-5563-6750

SKY Perfect Communications Inc. Advertising & Promotion Dept. TEL:03-5468-9481

【For inquiries from the general public】

SKY PerfecTV!110 Customer Center TEL:0570-088-222 OR 045-339-0002 (10:00-20:00)

FILE No.
82—5113

To whom it may concern:

August 3, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of July 2004

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of July 2004.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	39, 376	33, 700
Churn	26, 513	24, 975
Churn Rate*3	8. 6%	9. 3%
July Net Increase	12, 863	8, 725
Cumulative Total	3, 694, 329	3, 217, 057

SKY PerfecTV! *4	Total Subscribers*1	DTH Subscribers*2
New Subscribers	33, 655	30, 956
Churn	25, 362	24, 045
Churn Rate*3	8. 6%	9. 4%
July Net Increase	8, 293	6, 911
Cumulative Total	3, 553, 065	3, 091, 833

SKY PerfecTV! 110	Total Subscribers*1	DTH Subscribers*2
New Subscribers	5, 721	2, 744
Churn	1, 151	930
Churn Rate*3	10. 1%	9. 0%
July Net Increase	4, 570	1, 814
Cumulative Total	141, 264	125, 224

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 The number of subscribers of "SKY PerfecTV!" through SKY PerfecTV! compatible optical fiber TV, "OPCAS" is included.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

FILE No.
82—5113

August 6, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.

Concessions for the Flood Victims of Niigata and Fukui Prefectures

SKY Perfect Communications Inc. (head office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) has decided to exempt subscribers of "SKY PerfecTV!" and "SKY PerfecTV!110" living in Niigata Prefecture and Fukui Prefecture from paying their bill for August. These prefectures were severely affected by torrential rain during July. The exempted payment includes registration fee, the monthly basic fee, the monthly subscription fee of "SKY PerfecTV!" and "SKY PerfecTV!110" including the fee for "SKY PerfecTV!" PPV programs and the monthly fee for the program guide. We will inform the subscribers who are exempted from the payment directly.

Details

1. Applicable areas
   Mitsuke City (Niigata Prefecture), Sanjo City (Niigata Prefecture), Mishima-cho in Santo District (Niigata Prefecture), Washima-mura in Santo District (Niigata Prefecture), Nagaoka City (Niigata Prefecture*), Tochio City (Niigata Prefecture), Nakanoshima-cho Minami in Kanbara District (Niigata Prefecture), Imadate-cho in Imadate District (Fukui Prefecture), Ikeda-cho in Imadate District (Fukui Prefecture), Sabae City (Fukui Prefecture), Miyama-cho in Asuwa District (Fukui Prefecture), Fukui City (Fukui Prefecture*)

   *Restricted to the flood-affected areas in Nagaoka City and Fukui City.

2. Number of subscribers exempted
   Approximately 8,000

3. Breakdown of the applicable fees
   Registration fee (2940 yen), monthly basic fee (410 yen), monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV!110" (including the viewing fee for "SKY PerfecTV!" PPV programs) and the monthly fee for the program guide

   *The payment will vary according to the subscription contract of each subscriber.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

August 30, 2004
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.

"OPCAS" Service Provision Using UCOM Optical Fiber Networks Gets Underway

OptiCast Inc. (Head office: Shibuya-ku, Tokyo. President and Representative Director: Hiroyuki Shinoki; "OptiCast"), a wholly-owned subsidiary of SKY Perfect Communications Inc. (Head office: Shibuya-ku, Tokyo. President and Representative Director: Hajime Shigemura; "SKY Perfect"), is starting on Wednesday, September 1 the SKY PerfecTV! Multi-channel pay TV service and the terrestrial/ BS (including BS digital) re-transmission broadcast service. The services will make use of the optical fiber networks of U's Communications Corp. (Head office: Chiyoda-ku, Tokyo. President and CEO: Toru Suzuki; "UCOM"), a subsidiary of usen Corp. (Head office: Chiyoda-ku, Tokyo. President and CEO: Yasuhide Uno; "USEN") and a Type 1 telecommunications carrier.

Since February 2004, OptiCast has provided a content distribution service using the optical fiber networks of East Nippon Telegraph and Telephone Corp. (NTT East) under the name SKY PerfecTV!-compatible optical fiber TV "OPCAS." The service is offered to condominiums where antenna installation is restricted or antennas cannot be installed in the appropriate direction for satellite reception. Procedures for registration of alteration under the Law Concerning Broadcast via Telecommunications Carriers' Facilities with the Ministry of Public Management, Home Affairs, Posts and Telecommunications have been completed, enabling service provision using UCOM's facilities, in addition to those of NTT East.

SKY Perfect and USEN agreed in September 2003 to enter into a marketing alliance involving content distribution service via optical fiber networks and also formed a capital alliance as a result of a third-party allocation of new shares conducted by UCOM. The completion of application procedures for the use of additional facilities with the Ministry of Public Management, Home Affairs, Posts and Telecommunications marks the starting point of active sales promotion for the "OPCAS" service via UCOM optical fiber networks. OptiCast will now seek to add subscribers, with the cooperation of USEN. The service area of UCOM optical fiber networks will initially cover the 23 wards of Tokyo, Mitaka-shi, Musashino-shi and environs, and will be expanded in phases after that.

OptiCast is negotiating the introduction of the service with owners and managers of new and existing condominiums, forming agreements with major condominium management companies. The "OPCAS" service will be available to about 15,000 households in 150 condominium buildings by the end of the current fiscal year,

and the service will launch in the Osaka area also.

The impact of the start of this service on the consolidated business results of SKY Perfect has already been reflected in the revised forecasts for the current fiscal year which were announced on July 28, 2004.

Channel description | **Monthly subscription fee**

Simultaneous re-transmission channel

- Terrestrial analog broadcast
- BS analog broadcast
- BS digital broadcast
- Terrestrial digital broadcast
- Club SKY PerfecTV! (Promotion channel)

Use by All households →

(1) Video Distribution line: 18,900 yen/line (building)

(2) Distribution facilities fee: 410 yen/household

→Collecting all fees for all households from building service charge

SKY PerfectTV!

- Each channel of SKY PerfecTV!
- Each pack and set of SKY PerfecTV!

Subscription by option →

(3) SKY PerfecTV! tuner rental fee: 315 yen/subscription
(4) SKY PerfecTV! basic fee: 410 yen/subscription
(5) SKY PerfecTV! subscription fee: Based on subscribed channel(s) + PPV, etc.

* A separate initial registration fee of 2,940 yen is required at the time of subscription.

→Individually collected from SKY PerfecTV! Subscribers

* OPCAS is a TV service via optical fiber networks for condominiums.
* Some channels of SKY PerfecTV! (antenna reception) may not be available for viewing at present.
* A separate NHK subscription fee and subscription fees for each pay broadcast service are required.

2. Profile of SKY Perfect Communications Inc.
   (1) Company name: SKY Perfect Communications Inc.
   (2) Representative: Hajime Shigemura
   (3) Address: 2-15-1, Shibuya, Shibuya-ku, Tokyo
   (4) Date of establishment: November 10, 1994
   (5) Main business: Management of platform business centering on the digital satellite broadcast SKY PerfecTV!
   (6) Capital: 50,014 million yen
   (7) Major shareholders: Sony Broadcast Media Co., Ltd. (12.48%), Fuji Television Network, Inc. (12.48%), Itochu Corporation (12.48%)

3. Profile of OptiCast Inc.
   (1) Company name: OptiCast Inc.
   (2) Representative: Hiroyuki Shinoki
   (Current Executive Vice President of SKY Perfect Communications Inc.)
   (3) Address: 2-15-1 Shibuya, Shibuya-ku, Tokyo
   (4) Date of establishment: June 2, 2003
   (5) Main business: Content distribution business through FTTH
   (6) Capital: 480 million yen
   (7) Shareholders: SKY Perfect Communications Inc. (100%)

4. Profile of usen Corp.

(1) Company name: usen Corp.

(2) Representative: Yasuhide Uno

(3) Address: 2-11-1, Nagata-cho, Chiyoda-ku, Tokyo

(4) Date of establishment: September 7, 1964

(5) Main business: Cable broadcasting, Broadband, Internet and so on

(6) Capital: 20,459.1883 million yen

(7) Major shareholders: Yasuhide Uno (51.03%), Japan Trustee Services Bank, Ltd. (2.42%), Deutsche Trust Bank Limited (2.25%)

5. Profile of U's Communications Corp.

(1) Company name: U's Communications Corp.

(2) Representative: Toru Suzuki

(3) Address: 2-11-1, Nagata-cho, Chiyoda-ku, Tokyo

(4) Date of establishment: July 6, 2000

(5) Main business: Telecommunications

(6) Capital: 23,980 million yen

(7) Major shareholders: usen Corp. (55.96%), ITX Corporation (27.91%), Sony Communication Network Corporation (1.98%)

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(For reference)

August 30, 2004
usen Corp.
(Hercules Code:4842)

For Immediate Release

OptiCast to Start Content Distribution Service via USEN Group's Optical Fiber Networks --- Enables SKY PerfecTV! And Terrestrial Digital Broadcast Viewing ---

Through its subsidiary U's Communications Corp. (Head office: Chiyoda-ku, Tokyo. President and CEO: Toru Suzuki; "UCOM"), usen Corp. (Head office: Chiyoda-ku, Tokyo. President and CEO: Yasuhide Uno; "USEN") is offering its optical fiber networks to OptiCast Inc. (Head office: Shibuya-ku, Tokyo. Representative: Hiroyuki Shinoki; "OptiCast"), a subsidiary of SKY Perfect Communications, Inc. (Head office: Shibuya-ku, Tokyo. President and Representative Director: Hajime Shigemura; "SKY Perfect"). The SKY PerfecTV! Multi-channel pay TV service and the terrestrial/BS (including BS digital) broadcast re-transmission service using UCOM optical fiber networks will become available on Wednesday, September 1.

USEN and SKY Perfect agreed to enter into a marketing alliance in September 2003, and both groups have undertaken preparatory work to provide content distribution services. It was decided that a large housing-complex in Meguro-ku, Tokyo would be the first building to introduce the service, and distribution of broadcast programs to residents will start on September 1, in addition to the broadband Internet services via optical fibers.

USEN intends to provide a range of broadcasting services through strategic alliances with other service and contents providers under the "BROAD-GATE TV" concept, in addition to telecommunication services via optical fiber networks such as the broadband Internet and IP telephone. Sales activities will target non-Internet/non-PC users residing inhousing-complexes, in addition to the existing Internet users. Capability USEN optical fiber networks will be also proposed to all residents who view TV programs, as an infrastructure that enables both telecommunications and broadcasting services to be enjoyed at the same time.

An increasing number ofhousing-complexes, both newly built and existing ones, in metropolitan areas have adopted optical fiber networks. USEN intends to take advantage of optical fiber networks as an infrastructure for both telecommunications and broadcasting, and will continue to promote the adoption of optical fiber networks at housing-complexes in metropolitan areas especially where parabolic antenna for broadcasting could not be installed for aesthetic reasons, or at housing-complexes in areas that are likely to become blind spots when terrestrial digital broadcasting becomes common, as a means to solve problems with broadcasting. With this initiative, USEN aims the increase its optical fiber networks users.

Profile of the OptiCast service

1. Simultaneous re-transmission channel (available at all households)
   Terrestrial analogue broadcasting, terrestrial digital broadcasting, BS analogue broadcasting, BS digital broadcasting and Club SKY PerfecTV! (promotion channel)
2. SKY PerfecTV! (optional)
   Channels and packaged sets of SKY PerfecTV!

<Reference>

Service charges (including tax)

1. Simultaneous re-transmission channel (Total charge for the whole condominium is withdrawn from theadministrative fees)

Initial costs:	none
Monthly fees:	Content distribution cable charge: 18,900 yen (per building)
	Distribution facilities charge: 410 yen (per household)

2. SKY PerfecTV! Charges (collected individually from each SKY PerfecTV! Subscriber)

Initial costs :	Subscription fee to SKY PerfecTV!: 2,940 yen/ subscription
Monthly fees:	Rental charge for SKY PerfecTV! tuner: 315 yen/ subscription
	Basic SKY PerfecTV! charge: 410 yen/ subscription
	SKY PerfecTV! viewing charge
	(for each subscribed channel and package + PPV)

*Press Contact:
Joichiro Suzuki and Ami Okane, Public Relations, usen Corp.
TEL: 03-3509-7104 FAX: 03-3509-7103
E-mail: public-relations@tk.usen.co.jp

FILE No.
82—5113

To whom it may concern: September 2, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of August 2004

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of August 2004.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	42, 346	35, 230
Churn	25, 870	24, 173
Churn Rate*3	8. 4%	9. 0%
August Net Increase	16, 476	11, 057
Cumulative Total	3, 710, 805	3, 228, 114

SKY PerfecTV! *4	Total Subscribers*1	DTH Subscribers*2
New Subscribers	35, 964	31, 634
Churn	24, 317	22, 983
Churn Rate*3	8. 2%	8. 9%
August Net Increase	11, 647	8, 651
Cumulative Total	3, 564, 712	3, 100, 484

SKY PerfecTV! 110	Total Subscribers*1	DTH Subscribers*2
New Subscribers	6, 382	3, 596
Churn	1, 553	1, 190
Churn Rate*3	13. 2%	11. 4%
August Net Increase	4, 829	2, 406
Cumulative Total	146, 093	127, 630

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 The number of subscribers of "SKY PerfecTV!" through SKY PerfecTV! compatible optical fiber TV, "OPCAS" is included.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

September 16, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.

First Ever Fee-Based Distribution of an Original Drama Series to Cell Phones!
- Starting from October on au's EZ Channel -

From Thursday October 7, 2004, SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura; hereinafter referred to as "SKY Perfect") will commence distribution of an original drama series via the EZ Channel automatic program distribution service being developed by KDDI Corporation (Head Office: Chiyoda-ku, Tokyo, President and Representative Director: Tadashi Onodera) and Okinawa Cellular Telephone Company (Head Office: Naha, Okinawa, President and Representative Director: Toshio Okihashi) on the au cell phone service.

EZ Channel is a large volume automatic program distribution service provided via au's CDMA 1X WIN third generation cell phone. Thanks to the fact that programs are automatically downloaded to cell phones between the middle of the night and the early morning, simply by registering a reservation for any desired program from amongst a carefully selected range of around 30, users can watch their favorite programs whenever they like, wherever they like.

The first program to be provided by SKY Perfect on EZ Channel will be *Yokohama Eighties*, an original drama series based on the hit manga comic series *Tokyo Eighties*, which is published in Weekly Big Comic Spirits (by Shogakukan) and drawn by Tomomasa Ohishi based on the original work by Yuma Ando (viewing fee: ¥315 a month, tax inclusive). Whereas *Tokyo Eighties* is a love story that unfolds as the protagonist looks back over the his university days in 1980s Tokyo, *Yokohama Eighties* is a new story told from the point of view of a different character to the protagonist of *Tokyo Eighties*, with the setting shifting to Yokohama during the same era. What is more, as it is a new story written by the original author Yuma Ando himself, it can be combined with the manga comic version to allow viewers and readers to enjoy the human drama as it switches back and forth from the 80s to the present day from different perspectives. The original work that is to be dramatized is made up of a total of 51 chapters and will be distributed twice weekly on Mondays and Thursdays in the form of EZ Channel contents from October 2004 until March 2005. With each episode lasting roughly two and half minutes and rendered based on the calculation of cell phones' size, picture quality and viewing format, SKY Perfect will be providing a new style of entertainment in the form of a full scale drama series played out on users' cell phones, with all the highlights included.

Efforts by SKY Perfect to distribute an original drama series for cell phones marks the first attempt of its

kind to date. Stepping up full scale moving image distribution in the filed of mobile communications is designed to further accelerate SKY Perfect's "Content Aggregator and Multi-Platform Strategy." This program in particular has been produced with expansion from cell phone based moving image distribution on to SKY Perfect BB IP broadband contents distribution, television broadcast and contents for media such as DVDs in mind and is an entirely new case in the field of mobile communications aimed at developing multi-use contents whereby one set of contents is transferred from the field of communication to that of broadcasting.

The impact of this project on this company's consolidated performance at the present time will be minimal.

• An overview of *Tokyo Eighties*

Drawn by Tomomasa Ohishi based on the original by Yuma Ando, *Tokyo Eighties* is an acclaimed series currently published in Weekly Big Comic Spirits (by Shogakukan). A love story that takes the form of the protagonist looking back over his days as a student in the 1980s, *Tokyo Eighties* is full of music and fashion from that era and as such coincided with last summer's boom in western music from the 80s to become a massive hit.

Yokohama Eighties, which is to be distributed via EZ Channel, is a new story written by original author Yuma Ando and told from the point of view of a different character to the protagonist of *Tokyo Eighties*, with the setting shifting to Yokohama during the same era.

•An overview of *Yokohama Eighties*, to be distributed via EZ Channel

Program	*Yokohama Eighties*, an original drama by Yuma Ando (51 episodes in total)
Distribution period	From Thursday October 7, 2004 to March 2005
Day(s) of distribution	Every Monday and Thursday
Data fee	¥315 a month (tax inclusive)

※ The production structure, including starring actors, will be officially determined in the near future. We plan to release an announcement, including full details of program contents, at a later date.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399